ANALYSIS OF THE ECONOMIC IMPACT OF
                              A DIVESTITURE OF THE
                   GAS OPERATIONS OF SIERRA PACIFIC RESOURCES












                                January 31, 2000
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                                TABLE OF CONTENTS

                                                                           PAGE

I.       EXECUTIVE SUMMARY.....................................................1

II.      STUDY APPROACH AND ASSUMPTIONS........................................6

III.     IMPACT ON NEWGASCO...................................................13

         A.       NewGasCo Organization Assumptions...........................13

         B.       Annual Cost Increases.......................................17

         C.       Capital Cost Increases......................................21

         D.       Transition Cost Increases...................................23

         E.       Total Lost Economies........................................24

IV.      OTHER CUSTOMER IMPACTS...............................................24

V.       EFFECT ON REMAINING ELECTRIC CUSTOMERS...............................25


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                       ANALYSIS OF THE ECONOMIC IMPACT OF
                              A DIVESTITURE OF THE
                   GAS OPERATIONS OF SIERRA PACIFIC RESOURCES


PHB Hagler Bailly was engaged on behalf of counsel for Sierra Pacific Resources
(SPR) to conduct an analysis of the economic impact of divesting the natural gas business and assets from its wholly owned subsidiary, Sierra Pacific Power Company (Sierra Pacific, or SPPC). This analysis was conducted in connection with SPR's application to the Securities and Exchange Commission (SEC, or Commission) to retain its gas business and assets.

PHB Hagler Bailly is a management and economic consulting firm providing services to energy and network industries. PHB Hagler Bailly has extensive experience in energy utility strategy, organization and operations. For this engagement, PHB Hagler Bailly applied its 1) extensive experience with energy utilities; 2) knowledge of utility operations, including experience with management and organization, staffing levels and operational benchmarking; and
3) an understanding of the business and organization of Sierra Pacific, as provided in part by the management and staff of SPR.

I.       EXECUTIVE SUMMARY

The purpose of this study is to identify and quantify the potential economic impact resulting from the divestiture of the natural gas business and assets held by Sierra Pacific Power Company (Sierra Pacific), a wholly-owned subsidiary of SPR, if so directed by the SEC. This economic impact is referred to as "economic losses" or "lost economies." The merger of SPR with Portland General Electric (PGE) will result in SPR being considered a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). PUHCA generally requires that registered holding companies limit their utility businesses to a single integrated electric or gas utility, but not both. However, PUHCA allows registered holding companies to retain additional integrated utility operations (i.e., a natural gas utility business could be retained in addition to the incumbent electric utility business) if certain requirements are satisfied, as stated in PUHCA Section 11 (b) (1) Clauses A, B, and C.

This study addresses the requirements of Clause A, under which the SEC may permit a registered holding company to continue to control an additional integrated public-utility system provided that the Commission finds that: 1) the additional system cannot be operated as an independent system without the loss of substantial economies and 2) that the losses could be avoided by the


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retention of control of the additional system by the holding company. This study quantifies the results of divesting Sierra Pacific's natural gas business and assets into a stand-alone company (referred to as "NewGasCo") which would serve Sierra Pacific's natural gas customers at a level of service, quality and safety comparable to the level currently served by Sierra Pacific.

PHB Hagler Bailly analyzed the likely impacts of divesting Sierra Pacific's gas business and assets into NewGasCo by assessing the labor, infrastructure and other impacts on a bottom-up functional basis. The incremental expenses and capital costs associated with a forced divestiture, or lost economies, were then assessed from three perspectives: 1) the impact on the natural gas business' customers and shareholders; and 2) the impact on Sierra Pacific's remaining electric customers; and 3) other customer impacts.

A.   IMPACT ON NEWGASCO SHAREHOLDERS AND CUSTOMERS

1.   Impact on Shareholders

The effects on shareholders were calculated by assuming that there would be no regulatory relief to compensate for the increased costs resulting from the divestiture of Sierra Pacific's natural gas business. As a guide to determining whether the economic consequences of a forced divestiture upon NewGasCo, as well as the remaining electric business, are substantial under PUHCA Section 11 (b)
(1) Clause A, the SEC has historically relied upon its ruling in Engineers Public Service Company, in which the Commission adopted four ratios to measure the economic losses associated with divestiture. These measures are the projected economic losses as a percentage of: 1) gas operating revenues; 2) gas operating revenue deductions; 3) gross gas income; and 4) net gas income. Further, based upon its prior decisions, the Commission has set unofficial hurdles for these ratios of: 6.78% of gas operating revenues; 9.72% of gas operating revenue deductions; 25.44% of gross gas income; and 42.46% of net gas income.

This study concludes the economic losses associated with divestiture of Sierra Pacific's natural gas business would be significant, quantified to be approximately $15.7 million. Under the scenario in which NewGasCo's shareholders are not allowed to recover the lost economies and associated income taxes through regulator-approved rate adjustments, the impact on shareholders is significant. NewGasCo's economic losses, when presented in terms of the four ratios discussed above, would be nearly twice as great as the percentages presented to the Commission by Engineers Public Service. The projected impacts of the lost economies on Sierra Pacific's shareholders are shown in Table I-1.


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                                    Table I-1
                   ANNUAL SHAREHOLDER IMPACT OF LOST ECONOMIES

                         Lost Economies as a Percent of:

          Total Gas Operating Revenues                                15.8%

          Total Gas Operating Revenues Deductions                     18.7%

          Gross Gas Income                                           100.1%

          Net Gas Income                                             149.0%


In Table I-1, Total Gas Operating Revenue is the sum of all natural gas revenues for the 12 months ending December 31, 1998 for Sierra Pacific's natural gas segment. Total Gas Operating Revenue Deductions include all purchased gas, operations and maintenance expenses, administrative and general expenses, depreciation, interest, taxes other than income taxes and other income deductions. Gross Gas Income is the difference between Total Gas Operating Revenue and Total Gas Operating Revenue Deductions. Net Gas Income is Gross Gas Income minus income taxes.

2.   Impact on Customers

Alternatively, assuming that NewGasCo is allowed by state regulators to increase its rate revenue to recover increased costs resulting from divestiture, NewGasCo's natural gas customers will see an overall rate increase of about 16.5%, as shown in Table I-2. The projected impact on customers, includes lost economies of $15.7 million plus an additional $700,000 in associated income taxes, yielding total economic losses of $16.4 million.


                                    Table I-2
                  ANNUAL GAS CUSTOMER IMPACT OF LOST ECONOMIES

                                     Revenue

          Pre-Spin-Off                                      $   99,531,525

          Post-Spin-Off                                     $  115,941,202

          Increase                                          $   16,409,677

          Percent Increase                                           16.5%


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B.   IMPACT ON SIERRA PACIFIC'S REMAINING ELECTRIC CUSTOMERS

In addition to the foregoing impacts relating to the natural gas business, divesting Sierra Pacific's natural gas business would result in a rate increase of about 0.72 percent to Sierra Pacific's remaining electric customers. The analysis underlying this conclusion assumed that state regulators would allow the pass-through to the Company's electric customers of electric business unit lost economies, as well as associated income taxes. Under this case, Sierra Pacific's electric customers would realize economic losses of about $4 million, as shown in Table I-3. This impact is primarily due to: 1) the expense associated with additional electric business unit employees being required to support functions that previously were provided jointly for Sierra Pacific's utility business units; 2) increases in the allocation of certain fixed costs which were previously allocated among Sierra Pacific's utility business units; and 3) the capital cost associated with the transfer of assets, as well as the acquisition of new assets, into the electric rate base.


                                    Table I-3
                ANNUAL ELECTRIC CUSTOMER IMPACT OF LOST ECONOMIES

          Rate Revenue                       Remaining Sierra Pacific
                                             Electric Customers

          Pre-Spin-Off                       $            560,417,869

          Post-Spin-Off                      $            564,464,284

          Increase                           $              4,046,415

          Percent Increase                                      .072%


In addition to the impact on Sierra Pacific's remaining electric customers, Sierra Pacific also is a water utility in the Reno-Sparks area of Northern Nevada. The water utility shares in the efficiencies of combined utility operations and would also be impacted by lost economies. The impact of the divestiture of Sierra Pacific's natural gas business and assets on the remaining water utility would be approximately $2.1 million in operations and maintenance expenses and approximately $51,000 in incremental capital additions.


C.   OTHER CUSTOMER IMPACTS

Finally, significant portions of Sierra Pacific's current customers receive electric, gas, and water utility services on a combined basis, for which they pay a single bill. These customers would incur increased personal costs such as postage on separate envelopes and any costs associated with writing additional checks to remit payment to two utilities rather than one. In addition, a


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non-quantifiable impact involves the confusion to many customers resulting from doing business with two utilities instead of one. Increased postage expense to customers is shown in Table I-4.


                                    Table I-4
                          OTHER ANNUAL CUSTOMER IMPACTS

          Postage                            $      416,438


D.   Conclusion

PHB Hagler Bailly's analysis indicates that, in all likelihood, the forced divestiture of Sierra Pacific's natural gas business and assets would result in the realization of significant operational inefficiencies affecting NewGasCo's shareholders and/or customers and Sierra Pacific's remaining electric customers. NewGasCo would realize incremental costs associated with labor and other resources, because it would no longer be able to share these resources with Sierra Pacific's electric and water segments. Overall, PHB Hagler Bailly's identified economic losses to NewGasCo of approximately $16.4 million. When applied to Sierra Pacific's operating revenue, operating revenue deductions, and gross and net income statistics, the economic losses quantified by PHB Hagler Bailly greatly exceed the unofficial thresholds applied by the Commission. Additionally, Sierra Pacific's remaining electric business will realize increased costs of about $4.0 million, for combined economic losses of about $20.4 million.

Based on the foregoing analysis, spinning-off Sierra Pacific's natural gas business and assets would be to the detriment of SPR's shareholders and/or its gas and electric customers.


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II.      STUDY APPROACH AND ASSUMPTIONS


A.   STUDY APPROACH

The objective of this study was to estimate the economic losses, or lost economies, that would result from the divestiture of Sierra Pacific's natural gas business. Economic losses are increased costs that would be incurred by shareholders and/or customers because, as a stand-alone company, NewGasCo would be unable to share in the economies of scope and/or scale that are available as part of combined utility operations. Divestiture of Sierra Pacific's natural gas business will result in increased costs in certain areas of operations to NewGasCo and will also result in increased costs to Sierra Pacific's electric business, as numerous efficiencies associated with combined utility operations would be lost. Additionally, Sierra Pacific's water business would experience increased costs, as it received the benefits of sharing services with the gas and electric businesses.

PHB Hagler Bailly's quantification of the lost economies associated with the divestiture of Sierra Pacific's natural gas business and assets was based on a detailed "build-up" of the NewGasCo's cost structure. PHB Hagler Bailly analyzed NewGasCo's business needs on a function-by- function basis, identifying labor, infrastructure, and other costs. The analysis also identified and quantified the impact of divestiture on Sierra Pacific's remaining electric and water businesses.

PHB Hagler Bailly relied on its knowledge and expertise regarding utility processes, organization and staffing and familiarity with various operational benchmarks. PHB Hagler Bailly also relied upon knowledge and data provided by SPR and Sierra Pacific through numerous interviews with functional managers and the review of accounting and other reports. The SPR personnel providing input and analyses into this study included employees with experience in all major aspects of utility operations and corporate support.

Specifically, PHB Hagler Bailly with Sierra Pacific management and staff applied a 10-step methodology.

1. A baseline was set, from which the economic losses resulting from divestiture of Sierra Pacific's natural gas business and assets would be measured. This baseline included:

     a. Numbers of employees for each of Sierra Pacific's functional areas, including the specification of employees working exclusively on electric, gas and water business. "Shared" employees, or employees that work on two or more aspects of Sierra Pacific's lines of business, were allocated to the electric, gas or water businesses on a full time equivalent (FTE) basis using the allocation factors applied by Sierra Pacific for rate cases and other regulatory proceedings. Sierra Pacific's baseline staffing levels were based on the Company's 1999 budget, which reflecting the efficiency gains and savings associated with the first year of the merger between SPR and Nevada Power.


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     b.  Baseline labor costs were developed by applying Sierra Pacific's 1999 fully loaded average labor cost (i.e., including the costs of benefits and pension) to the staffing levels. Labor costs were also assigned as expense or capital on a functional basis, determined using Sierra Pacific's historical allocations for capitalized labor.

     c. Baseline non-labor costs were developed for the various non-labor cost categories (e.g., transportation; materials; purchased materials; contract labor and outside services; travel, lodging and meals; and other expenses) used by Sierra Pacific and tracked at a responsibility area (i.e., functional) level.

     d. Baseline capital and the level of plant-in-service was based on Sierra Pacific's accounting records following the uniform system of accounts as prescribed by FERC and Sierra Pacific's cost of service methodology.

2. "Stand-alone" staffing requirements were determined for NewGasCo as well as the staffing requirements for Sierra Pacific's remaining combination electric and water company. Stand- alone staffing levels were determined through the application of PHB Hagler Bailly experience with utility operations, organization and staffing levels; industry benchmarks, and input from Sierra Pacific's functional area managers, spanning corporate and administrative functions, as well as the work force involved in field operations

3. Incremental labor costs were determined by comparing the costs of the stand-alone NewGasCo with the baseline labor costs for Sierra Pacific's gas business. NewGasCo's incremental labor costs were also assigned to expense or capital categories.

4. Non-labor costs were determined by identifying the resources needed by a stand-alone local distribution company (LDC). This identification was completed based on PHB Hagler Bailly's experience with utility infrastructure and operations. The areas of NewGasCo's non- labor requirements included: buildings and facilities, vehicles and equipment, information systems, telecommunications systems, outside services, and a board of directors. PHB Hagler Bailly then estimated the costs (distinguishing between capital and expenses) on a bottom-up basis for each of these areas.

5. Non-labor expenses were netted against the 1999 budget charges to Sierra Pacific's gas business for each of the non-labor cost areas, to ensure that these expenses were incremental. The 1999 non-labor expenses budgeted to Sierra Pacific's gas business which would remain fixed following a divestiture (e.g., fixed IT costs) were then allocated to the Company's remaining electric and water businesses based on re-calculated allocation factors applicable to the electric and water businesses alone.

6. Non-labor capital requirements were netted against Sierra Pacific's net gas plant in service for the relevant account, to ensure that capital requirements were incremental. Capital requirements affected accounts such as intangible plant; structure and improvements; tools, shop and garage equipment; and communications equipment. The net gas plant in service


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     was then allocated to the Company's remaining electric and water businesses based on re- calculated allocation factors applicable to the electric and water businesses alone.

7. Depreciation was calculated for NewGasCo's additional capital by category of capital addition, based on the depreciation rates used by Sierra Pacific for ratemaking purposes. Depreciation for these capital additions was netted against the depreciation charges to Sierra Pacific's gas business for each of the capital additions, to ensure that these depreciation expenses were incremental.

8. Other costs were identified and quantified, such as the costs for additional postage and potentially increasing uncollectibles associated with stand-alone LDCs.

9. Increases in capital costs for NewGasCo were estimated by assessing and quantifying the cost of equity and debt for a stand-alone LDC with NewGasCo's characteristics. Increased capital costs resulting from required capital additions were also included. NewGasCo's capital costs were netted against the capital costs attributable to Sierra Pacific's gas business, to ensure that these costs were incremental.

10. Total lost economies were calculated by summing the various costs cited above and applied to ratios generally considered by the SEC.


B.   GENERAL STUDY ASSUMPTIONS

This study has applied several key assumptions in determining the lost economies resulting from Sierra Pacific divesting itself of its natural gas business.

1. SPR's natural gas business and operations are comprised of the business and operations conducted by Sierra Pacific only. Sierra Pacific's gas business and operations are engaged in the purchase, transmission, distribution, sale and transportation of natural gas in the Reno- Sparks area of northern Nevada. At year-end 1998, Sierra Pacific had approximately 105,200 natural gas customers, composed of 95,500 residential customers, 9,600 commercial customers, and 100 industrial customers.

     a. Sierra Pacific's natural gas business 1998 total gas operating revenues were $99,531,525.

     b. Sierra Pacific natural gas business 1998 total gas operating revenue deductions were $83,854,133.

     c. Sierra Pacific natural gas business 1998 gross gas operating income was $15,677,392.

     d. Sierra Pacific natural gas business 1998 net gas operating revenue was $10,534,969.

2. This study assumed that, if required, SPR would spin-off its Sierra Pacific natural gas business into a stand-alone gas company, independent of SPR.


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     The new company is referred to as "NewGasCo." NewGasCo would provide service to the residential, commercial and industrial customers formerly served by Sierra Pacific. NewGasCo would need to meet state and federal regulatory requirements, plan to survive in an increasingly competitive energy market, and continue to provide services to its customers in a safe and reliable manner.

3. NewGasCo would need to have human and capital resources reflecting the requirements associated with a stand-alone LDC of its size. Human resources would include a board of directors, executives, management and staff covering the full range of functional areas needed to plan, manage and operate an LDC with NewGasCo's geographic and operating characteristics. In addition to human resources, operation of NewGasCo would require a building and facilities, various operational and administrative computer systems, vehicles, and materials and supplies.

4. Development of NewGasCo would require the transfer of certain Sierra Pacific resources to NewGasCo. These would include human and capital resources that were previously dedicated exclusively to the gas business and operations at Sierra Pacific. In addition, resources currently shared by Sierra Pacific's electric, gas and water business (which would remain with Sierra Pacific's electric and water businesses) would need to be acquired by NewGasCo.

5. The transfer of human and capital resources which were, as part of Sierra Pacific, dedicated to the natural gas line of business would be treated as cost transfers and not represent incremental costs. The acquisition of resources, which would be needed by NewGasCo as a stand-alone company, would represent incremental costs.

6. The economic losses developed in this study were based on the level of business efficiency in place at SPR in 1999, as reflected in SPR's 1999 budget. SPR's 1999 budget for Sierra Pacific reflects the efficiencies and savings achieved to date related to the merger between SPR and Nevada Power Company in 1998. Additional efficiencies and savings are expected to result from the merger of SPR with Portland General Electric Company (PGE), which will result in lower costs to Sierra Pacific. Inclusion of these cost savings (into the baseline for projecting economic losses) would result in greater economic losses associated with the divestiture of Sierra Pacific's natural gas business and assets than are reported in this study.


SPECIFIC STUDY ASSUMPTIONS

1.   Labor Assumptions:

     a. The current organizational structures, business practices and levels of efficiency were used as the basis for NewGasCo's organization and staffing levels.

     b. Employees were assumed to be transferred from Sierra Pacific to NewGasCo at the same level of compensation, pension and benefits.


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     c.  Incremental employees were assumed to be compensated at the same levels as those associated with similar functions at Sierra Pacific.

     d.  Re-negotiation of any labor contracts was assumed to be minimal.

2. Board of Director Assumptions: NewGasCo would need a stand-alone Board of Directors similar in size and composition to the Board currently in place at SPR. Board-related costs would also be similar to Board-related costs at Sierra Pacific, discounted for a smaller sized company with a narrower scope of operations.

3. Outside Services: Requirements for certain outside services (such as the annual financial audit performed by an independent external auditor, transfer agent services, certain legal services, safety training, and human resource and benefit consulting) would have to be provided on a stand-alone basis to NewGasCo. The cost of such services would reflect NewGasCo's scope and size.

4.   Building and Facilities Assumptions:

     a. NewGasCo would need a single facility location, which would house its corporate staff as well as its field staff responsible for gas operations in the Reno-Sparks area.

     b. This facility would house corporate, field, and customer service employees, include parking and paved areas for NewGasCo-owned and employee vehicles, and garage and warehouse space.

     c. The size of the facility would be based on the space requirements for NewGasCo employees, as well as the associated garage, warehouse and parking and paving requirements.

     d. The facility would be leased at a cost based on lease per square foot rates in the Reno- Sparks area.

     e. Furniture and office and computer equipment that is used by personnel transferred from Sierra Pacific to NewGasCo would also be transferred to NewGasCo. Garage equipment dedicated to Sierra Pacific's gas business would be transferred to NewGasCo.

     f. Additional office and computer equipment would be acquired for incremental NewGasCo employees. Additional garage equipment associated with shared garage functions would need to be acquired by NewGasCo.

5.   Vehicle Assumptions:

     a. Sierra Pacific's specialized gas vehicles or vehicles assigned to the gas business would be transferred to NewGasCo.


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     b.  NewGasCo would need to acquire general-use pick-up trucks to be used by field operations personnel, such as meter readers and customer service personnel. The number of additional vehicles required are related to functional area staffing levels.

     c. Operations and maintenance costs for vehicles were based on the historic rates for Sierra Pacific on a functional use and vehicle category basis. Vehicle O&M rates included vehicle depreciation.

6.   Information Systems Assumptions:

     a. NewGasCo would need to procure Information System (IS) capabilities equivalent to that it currently receives as part of Sierra Pacific. NewGasCo's information systems would need to support the requirements associated with finance and accounting, human resources, payroll, work management, inventory and purchasing functions, field services, meter reading and customer services.

     b. NewGasCo would license an Enterprise Resource Planning (ERP) system which would address the IS requirements associated with accounting, human resource, payroll, inventory and purchasing.

     c. NewGasCo would license a Customer Information System (CIS) which would store and allow access to customer records, be integrated with customer billing and be used extensively by NewGasCo's Telephone Center personnel. NewGasCo would also acquire a high-speed printer for billing.

     d. NewGasCo would license mapping software and then purchase the relevant geographic data to form a Geographic Information System (GIS).

     e. NewGasCo would license a Work Management System (WMS) to manage planning and dispatch associated with construction and operations. The WMS would interface with NewGasCo's CIS and GIS.

     f. NewGasCo would acquire hand-held meter reading devices and license software to interface with CIS.

     g. NewGasCo would acquire additional computers and printers for the needs of its incremental staff.

7.   Telecommunications Assumptions:

     a. NewGasCo would meet its radio dispatch needs by entering into a shared-service agreement for this service with the State of Nevada and other utilities and municipal authorities.


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     b.   NewGasCo would need access to dialtone, 800 services, cellular service, paging and leasing and maintenance for telephone systems.

     c. NewGasCo would need a telecommunications backbone comprised of various data and supervisory circuits, including gas control telecom.

     d. NewGasCo would incur other telephone costs, such as yellow page publishing costs and internet-related cost.

8. Depreciation Assumptions: NewGasCo's capital assets and capitalized labor would be depreciated at the rates currently used in regulatory proceedings by Sierra Pacific.

9.   Other Cost Assumptions:

     a.   NewGasCo would incur increased costs of postage.

     b. NewGasCo, as a stand-alone LDC, would have a higher rate of uncollectibles than a combination utility providing electric, gas and water services.

10.  Capital Expenditure and Cost Assumptions:

     a. Sierra Pacific assets which are dedicated to its natural gas line of business would be transferred to NewGasCo and not represent an incremental cost. NewGasCo would need to acquire several incremental assets consisting of: 1) the costs associated NewGasCo's building, facilities, furniture and equipment; 2) vehicle purchases; and 3) capitalized labor.

     b. The divestiture of NewGasCo was assumed to be a tax-free spin-off to the existing shareholders. This would involve the incorporation of NewGasCo, transfer of gas-related assets to NewGasCo, and distribution of shares to current shareholders.

     c. NewGasCo would not be able to issue Two-County Tax Exempt debt, and would have higher leverage as it would not be bound by the rules associated with that debt.

     d. For regulatory purposes, NewGasCo's cost of equity would be similar to the cost it earns under the regulatory framework currently applied to Sierra Pacific in Nevada.

     e. The cost of debt for NewGasCo is based on the current yield for 25-year debentures for an investment grade corporation, assuming an investment rating of "BBB+."

     f. The spin-off of NewGasCo is based on an asset transfer at the net book value of the existing gas assets attributable to Sierra Pacific's natural gas business plus additional capital expenditures.


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     g.   Working capital costs following divestiture are assumed to be the same as pre-spin-off rates.

11.  Transition Cost Assumptions:

     a. This study assumed that the transition from Sierra Pacific to NewGasCo would require financial transaction costs and professional fees, such as legal fees. This study did not include moving, retraining and "cost to achieve" costs in transition costs. Inclusion of these costs would increase the transition costs presented in this study.

     b. Divestiture would be structured to avoid material federal or state income tax events. The future tax obligations of NewGasCo and the remaining electric business would be based on the stand-alone future tax obligations of the independent entities and would not be materially effected by the spin-off itself.

     c. Investment banking fees related to debt issuance were estimated to be approximately 0.875 percent of the total debt amount. Investment banking fees related to stock issuance was estimated to be 1.5 percent of the total equity issuance amount.

     d. Transaction costs associated with recapitalization were included with transition costs. These costs were amortized over 25 years and include the issuance of new debt and common stock for NewGasCo.


III.     IMPACT ON NEWGASCO


A.   NEWGASCO ORGANIZATION ASSUMPTIONS

The organizational structure of NewGasCo reflects the needs of providing service to its customers, in meeting mandatory legal and regulatory requirements and in conducting business following industry and generally accepted business practices. Organizational structure is a primary determinant of the level of staffing for NewGasCo, which determines labor costs.

SPR's budgeted 1999 for about 3,190 employees in 1999. Approximately 1,090 of these employees were dedicated to specific work activities at Sierra Pacific and about 1,720 employees jointly support both Sierra Pacific and Nevada Power. About 955 of these common employees were allocated to Sierra Pacific for cost and ratemaking purposes, with the remainder allocated to Nevada Power. Of Sierra Pacific's total FTEs of about 1,818, approximately 955 (or about 50%) employees are involved exclusively in electric work, including but not limited to work activities in electric generation, electric system transmission, electric system operations and maintenance. One of Sierra Pacific's functional areas works exclusively in the Company's water business, accounting for approximately 75 employees, or 4 % of the Company's total employees. No Sierra Pacific functional area is exclusively dedicated to gas operations, although some employees within


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certain functional areas work exclusively on gas matters. In 1999, Sierra
Pacific had budgeted for approximately 160 employees for its natural gas line of business.

Following divestiture, NewGasCo would no longer be able to realize the efficiencies gained through the SPR-Nevada Power merger and through Sierra Pacific's combined utility operations. Considerable organizational adjustment would be required for NewGasCo, as it would need to ensure that many of the services previously provided jointly with the electric and water businesses are now provided on a stand-alone basis. These include adjustments to the field organizations as well as to corporate functions.

Sierra Pacific's current structure provided the basic structure for the NewGasCo organization. In addition, management representing each of Sierra Pacific's functional areas was consulted for input concerning the requirements for a stand-alone NewGasCo. Also, experience with utility benchmarks and industry practices were taken into account.

This study adopted the following organizational structure for NewGasCo. NewGasCo would be headed by a president who would also be NewGasCo's chief executive officer. The CEO would report directly to the Board of Directors and would have six direct reports (five of which would be executive officers): chief financial officer (CFO); chief operating officer (COO); vice president of marketing and customer service; General Counsel; vice president of gas supply and transmission; and director of internal audit.

1. The CFO function would be responsible for accounting, finance, information technology, human resources, strategic development, and various areas of corporate support.

     a. The accounting function would be responsible for the integrity of NewGasCo's books and records, budgeting, payroll, accounts payable, fixed assets and tax. Sierra Pacific had 45 people in this function in 1999. NewGasCo would require 22 people to perform the various accounting activities. Sierra Pacific's remaining electric and water businesses would need 40 people for this function.

     b. Finance, insurance and forecasting involves the management of investments, cash and disbursements, as well as financial planning, risk management, insurance and shareholder relations. Sierra Pacific had approximately 14 people in this function in 1999. NewGasCo would require 10 people to perform the various financial forecasting and insurance activities. Sierra Pacific's remaining electric and water businesses would need 15 people for this function.

     c. Information technology (IT) is responsible for the development and maintenance of the full range of information systems and telecommunications networks, including application development, infrastructure standards, security, user training, and the telecommunication network. In 1999 Sierra Pacific employed 70 people in its IT function. NewGasCo would require 14 employees and Sierra Pacific's remaining electric and water businesses would need 68 people to meet their IT requirements.

     d. Human resources includes labor relations, organizational development, training, the development of compensation and benefits plans, ensurance of compliance with employee-related regulations and maintenance of employee-related information systems. The number of NewGasCo's employees drives the staffing of the human resources department. In 1999 Sierra Pacific employed 23 people in the human resources function. NewGasCo would require 4 employees and Sierra Pacific's remaining electric and water businesses would need 22 people to meet human resources functional requirements.

     e. Supply chain management is responsible primarily for materials, purchasing and fleet services. In 1999 Sierra Pacific employed 75 people in supply chain management. NewGasCo would require 11 employees and Sierra Pacific's remaining electric and water businesses would need 67 people to meet these requirements.

     f. Administrative services include facilities planning and maintenance, record management, reprographics, mailroom and supplies. In 1999 Sierra Pacific employed 48 people in its administrative support function. NewGasCo would require 11 employees and Sierra Pacific's remaining electric and water businesses would need 48 people to meet these requirements.

     g. Land services include rights of way, land planning and acquisition, and land surveys. In 1999 Sierra Pacific employed 23 people in its land services function. NewGasCo would require 3 employees and Sierra Pacific's remaining electric and water businesses would need 21 people to meet these requirements.

     h. Strategic development assists the CFO and CEO in strategic planning and the evaluation of new corporate opportunities. In 1999 Sierra Pacific employed 8 people in its strategic development function. NewGasCo would require 1 employee and Sierra Pacific's remaining electric and water businesses would need 8 people to meet these requirements.

2. The COO function would be responsible for the operating activities of NewGasCo, which would include planning, maintenance and construction.

     a. Gas distribution operations and maintenance involves ongoing improvements to existing gas facilities. In 1999 Sierra Pacific employed 90 people some of whom were engaged in water and electric operations and management. NewGasCo would require 51 employees and Sierra Pacific's remaining electric and water businesses would need 59 people to meet these requirements.

     b. New business involves construction, planning, design and inspection of newly installed gas facilities. In 1999 Sierra Pacific employed 71 people in its new business function. NewGasCo would require 27 employees and Sierra Pacific's remaining electric and water businesses would need 57 people to meet these requirements.

     c. Dispatch involves prioritizing gas field activities in response to customer and systems needs. In 1999 Sierra Pacific employed 22 people in gas distribution and maintenance. NewGasCo would require 19 employees and Sierra Pacific's remaining electric and water businesses would need 22 people to meet these requirements.

3. The MARKETING AND CUSTOMER SERVICE function would be responsible for marketing, meter reading, billing and collections and NewGasCo's telephone center.

     a. Marketing and corporate communications involves the research, analysis and programs associated with market and customer segments, as well as media, public and employee publications. In 1999 Sierra Pacific employed 19 people in this function. NewGasCo would require 9 employees and Sierra Pacific's remaining electric and water businesses would need 19 people to meet these requirements.

     b. Retail business involves interaction with customers and economic development as well as new product development. In 1999 Sierra Pacific employed 19 people in this function. NewGasCo would require 2 employees and Sierra Pacific's remaining electric and water businesses would need 17 people to meet these requirements.

     c. Meter reading involves the collection of meter data from customer premises. In 1999 Sierra Pacific employed 51 people in this function. NewGasCo would require 12 employees and Sierra Pacific's remaining electric and water businesses would need 49 people to meet these requirements.

     d. Meter services involve the calibration of meters, test and meter repair. In 1999 Sierra Pacific employed 26 people in this function. NewGasCo would require 4 employees and Sierra Pacific's remaining electric and water businesses would need 22 people to meet these requirements.

     e. Telephone center is the area in which NewGasCo will handle incoming and outgoing customer calls as well as support of field operations. In 1999 Sierra Pacific employed 58 people in this function. NewGasCo would require 15 employees and Sierra Pacific's remaining electric and water businesses would need 53 people to meet these requirements.

     f. Customer service support involves IT support for the telephone center as well as support for major accounts. In 1999 Sierra Pacific employed 14 people in this function. NewGasCo would require 7 employees and Sierra Pacific's remaining electric and water businesses would need 14 people to meet these requirements.

     g. Billing and Collections would be responsible for obtaining payments for accounts in arrears or investigating billing related problems. In 1999 Sierra Pacific employed 36 people in this function. NewGasCo would require 8 employees and Sierra Pacific's remaining electric and water businesses would need 34 people to meet these requirements.

4.   GENERAL COUNSEL would responsible for two areas.

     a. Legal counsel and claims performs legal services regarding claims, and environmental and other legal issues. In 1999 Sierra Pacific employed 24 people in this function. NewGasCo would require 5 employees and Sierra Pacific's remaining electric and water businesses would need 21 people to meet these requirements.

     b. Rates and governmental and regulatory affairs would be responsible for interfacing with governmental and regulatory agencies and would be responsible for coordinating rate filings with regulatory commissions. In 1999 Sierra Pacific employed 21 people in this function. NewGasCo would require 5 employees and Sierra Pacific's remaining electric and water businesses would need 20 people to meet these requirements.

5. GAS SUPPLY AND TRANSMISSION would be responsible for the procurement of gas supply, the selection of financial instruments to hedge gas prices, the control of the utility's gas infrastructure, and contract management of gas transmission. Sierra Pacific currently includes this function as part of its overall resource management function. The employees in Sierra Pacific's resource management function engaged in gas supply and transmission would be transferred to NewGasCo.

6. INTERNAL AUDIT would report to the board of directors, providing independent audits for the audit committee. In 1999 Sierra Pacific employed 5 people in this function. NewGasCo would require 2 employees and Sierra Pacific's remaining electric and water businesses would need 4 people to fulfill internal audit requirements.


B.   ANNUAL COST INCREASES

The incremental annual costs associated that would be incurred by NewGasCo as a result of the forced spin-off of Sierra Pacific's natural gas business into NewGasCo is shown in Table III-1.

                                   Table III-1
                      ANNUAL COST INCREASES TO GAS COMPANY

     Labor Costs                             $         6,097,092

     Board of Director - Related             $           498,786

     Outside Services                        $         2,469,596

     Building and Facilities                 $           798,206

     Vehicles & Equipment                    $           208,200

     Information Systems                     $         1,233,297

     Telecommunications                      $           541,622

     Depreciation                            $         1,206,719

     Postage                                 $           271,770

     Uncollectibles                          $           492,229

     Total Annual Cost Increase              $        13,817,517


1. Labor costs represent the largest single cost increase resulting from the spin-off of NewGasCo. Based on the assumptions and analyses relating to NewGasCo's organization and staffing requirements, NewGasCo would require 257 employees, or 99 more full time equivalent employees than are currently allocated to Sierra Pacific's gas line of business. These incremental employees would cost approximately $6.1 million in terms of additional operations and maintenance expenses incurred by NewGasCo. The breakdown of incremental employees and associated labor cost is shown in Table III-2.

                                   Table III-2
                       SUMMARY OF INCREMENTAL LABOR COSTS

          Function                                     Incremental         Incremental
                                                       Employees           (O&M) Labor
                                                                              Cost

CEO
     Executive Officers                                          5         $   655,812

CFO
     Accounting                                                 17         $   951,510
     Administrative Services                                     6         $   240,976
     Finance, Insurance & Forecasting                            9         $   548,448
     Human Resources                                             2         $   109,593
     Information Technology                                      6         $   356,618
     Supply Chain Management                                     3         $    66,292
     Land Services                                             -           $       -
     Strategic Development                                     -           $    15,088
                                                             ------        -----------
                                                                42         $ 2,288,525
COO
     Distribution Operation and Maintenance                     13         $   884,297
     New Business                                                6         $       -
     System Maintenance, Dispatch & Trouble Operations           9         $   663,786
                                                            ------         -----------
                                                                28         $ 1,548,183

Marketing & Customer Service
     Marketing and Corporate Communications                      7         $   400,648
     Customer Service Telephone and Support                      6         $   359,560
     Meter Reading                                               4         $   200,408
     Meter Service                                             -                   -
     Billing & Collections                                     -                   -
     Retail Business Function                                  -                   -
                                                            ------         -----------
                                                                17         $   960,616

General Counsel
     Government & Regulatory Affairs                             3         $   144,855
     General Counsel                                             2         $   292,937
                                                            ------         -----------
                                                                 5         $   437,793

Internal Audit                                                   1         $   106,385

Gas Supply and Transmission                                      1         $    99,779

                                                            ------         -----------
Total                                                           99         $ 6,097,092

     a. Incremental increases in employees results from the duplication of many job activities that were jointly provided to two or more of Sierra Pacific's three lines of business. Functional areas with significant gains of incremental employees are: areas of corporate administration such as accounting; gas distribution and operations, which is a primary area of field operations; and customer service.

     b. NewGasCo will continue to benefit from the geographic density of its gas service area, which is limited to the Reno-Sparks area. NewGasCo's staffing performance was benchmarked against other stand-alone gas companies on the basis of customers per employee (a generally accepted measure of efficiency), as shown in Table III-3.


                                                    Table III-3
                                       COMPARISON OF CUSTOMERS PER EMPLOYEE

Gas Utility                             Number of                Number of             Customers per
                                       Distribution              Employees               Employee
                                        Customers

Sierra Pacific - Gas (Estimate)             105,000                    158                       665

NewGasCo                                    105,000                    257                       409

CTG Resources                               140,411                    611                       230

Southern Connecticut Gas                    148,273                    532                       279

Intermountain Gas Co                        166,973                    307                       544

Yankee Energy Systems                       180,476                    673                       268

Northwest Natural                           477,400                    1303                      366

Piedmont Natural Gas                        506,632                    1,983                     255

Boston Gas                                  515,218                    1,532                     336

Questar Gas Company                         570,000                    2338                      224

Washington Gas Light                        798,739                    2,484                     322

Southwest Gas Corp                          1,234,000                  2429                      508


2. NewGasCo's incremental Board of Directors cost reflects the need to maintain an independent oversight body.

3. NewGasCo's incremental costs associated with outside services would be approximately $2.5 million, the majority of which is associated with the costs of independent legal counsel and filing requirements of a regulated utility.

4. NewGasCo would require approximately 81,000 square feet in work space, composed of space needs for corporate offices, a telephone call center, field ready-rooms, warehouse space and garage space. In addition, NewGasCo would need parking areas and roadways. The costs for stand-alone facilities, caused in large part by additional space requirements resulting from the need for dedicated services and incremental employees, exceed the portion of Sierra Pacific's building and facilities costs assigned to its gas line of business.

5. The incremental costs associated with vehicles reflect the operations and maintenance costs associated with supporting a larger staff and expanded work responsibilities.

6. Incremental costs associated with Information Systems and Telecommunications reflect the greater costs associated with acquiring necessary information and telecommunications systems on a stand-alone basis, even when those systems are procured on an outsourced or more efficient basis.

     a. Incremental information systems costs would be $1.2 million, composed of licensing costs.

     b. Incremental telecommunications costs would be $542,000, composed of recurring maintenance of an IT backbone and the radio dispatch system, and also usage based telecommunications costs.

7. Increased depreciation costs reflect the depletion of incremental capital added by NewGasCo. The incremental cost of depreciation was determined by applying Sierra Pacific's depreciation rates to each of asset class.

8. Postage cost increases would result from the duplication of bill mailings associated with Sierra Pacific's current combined utility customers.

9. Uncollectibles represents an area of increased costs in a stand-alone gas company scenario. Sierra Pacific's very low uncollectible rate for its combined utility customers in the Reno- Sparks area would increase when applied to NewGasCo alone, resulting in an incremental uncollectible cost of nearly $500,000.


C.   CAPITAL COST INCREASES

The capital cost for the potential spin-off will increase as a result of NewGasCo's increased asset base, lower debt ratio and the anticipated increased cost of debt.

1. NewGasCo's asset base would increase by approximately $11.6 million, as shown in Table III-4. NewGasCo would realize a decrease in net plant associated with facilities, as it would no longer be allocated a portion of the costs of Sierra Pacific's buildings and improvements.

                                   Table III-4
                          INCREMENTAL CAPITAL ADDITIONS


                                                       Gas

          IT                                 $         9,907,121

          Facilities                         $        (1,667,647)

          Telecom                            $         1,360,875

          Office and Garage                  $            30,000

          Labor                              $           993,848

          Transportation                     $         1,002,308

          Total                              $        11,626,505



2. The cost of debt for NewGasCo would be higher than the cost of debt associated with Sierra Pacific's natural gas business. NewGasCo would not be able to finance debt issuances at the same cost as Sierra Pacific. Borrowing cost would be approximately 1.2 percent higher than for Sierra Pacific. This increase is due the inability of NewGasCo to issue Two-County Tax Exempt debt.

3. A comparison of the costs of equity, debt and the weighted average cost of capital (WACC) is shown for Sierra Pacific and NewGasCo in Table III-5.

                                   Table III-5
                             CAPITAL COST COMPARISON

                                   Sierra Pacific      NewGasCo       Increase
                                                                     (Decrease)

     Capital Cost Components

     Cost of Equity                        12.00%        12.00%          0.00%

     Cost of Debt                           6.85%         7.97%          1.12%

     WACC Parameters

     Debt Financing                        54.85%        50.00%         -4.85%

     Tax Rate                              35.00%        35.00%          0.00%

     WACC                                   7.86%         8.59%          0.73%


4. The impact of capital costs on NewGasCo is approximately $1.8 million per year as shown in Table III-6.


                                      Table III-6
                           TOTAL CAPITAL COST LOST ECONOMIES

                                                Equity         Debt         Total Cost

Resulting from Increase in Capital Cost      $   627,796    $  159,218     $   787,014

Resulting from New Capital Expenditure       $   697,590    $  301,156     $   998,746

Total                                        $ 1,325,386    $  460,373     $ 1,785,759


D.   TRANSITION COST INCREASES

The divestiture of Sierra Pacific's natural gas business into a stand-alone NewGasCo would be a complex legal and financial undertaking that would involve substantial transition costs. These costs would include legal and financial advisory fees, investment banking fees, and the services of independent accountants, actuaries and other consultants. Transition costs were determined based on fee schedules for the professional services, costs incurred in other divestitures and input from external bankers. The breakdown of NewGasCo's transition costs is shown in the Table III-7.

                                   Table III-7
                                TRANSITION COSTS

                                        Total Cost     Annualized

     Legal Fees                         $ 750,000      $   30,000

     Debt Issuance                      $ 471,926      $   18,877

     Stock Issuance                     $ 809,015      $   32,361

     Benefits Consulting                $  40,000      $    1,600

     Consulting Support                 $ 250,000      $   10,000

     Total                              $2,320,941     $   92,838


E.  TOTAL LOST ECONOMIES

The sum of increased annual costs, increased capital costs and amortized transition costs yields total lost economies of about $15.7 million per year. Recovery of the foregoing lost economies in a general rate proceeding would also require an increase to recover income taxes associated with the lost economies. This effect would result from additional income tax requirements associated with the equity-financed portion of additional assets and the taxes associated with the incremental equity costs associated with the asset base transferred from Sierra Pacific to NewGasCo. Incremental income taxes would be $714,000. The total quantified impact on the revenue requirements of NewGasCo would be $16.4 million.


IV.      OTHER CUTOMER IMPACTS

In addition to the foregoing lost economies relating to the NewGasCo and potentially their customers, customers of the NewGasCo will experience other impacts.

1. Sierra Pacific customers in the Reno-Sparks area who received combined electric, gas and water services would have to incur additional costs in check writing and postage. In 1999, Sierra Pacific provided combined utility service to approximately 105,000 customers. These customers would have to mail two payments to two separate utilities, at a cost of approximately $416,000.

2. Several non-quantifiable impacts would also result from the spin-off of Sierra Pacific's natural gas business. Notably, customers will have to provide access to meters and other facilities to two utilities instead of one.

V.   EFFECT ON REMAINING ELECTRIC CUSTOMERS

Divesting Sierra Pacific's natural gas businesses into NewGasCo will also have an effect on the Company's remaining electric and water business and customers. The majority of gas customers in the Reno-Sparks area of northern Nevada (the only area in which Sierra Pacific provides natural gas service) also receive electric and water service from the Company. Thus, in addition to the efficiencies associated with corporate and administrative functions, such as accounting and finance, many aspects of operations and customer service are also provided jointly to the electric, gas and water lines of business in the Reno-Sparks area.

Divesting Sierra Pacific of its natural gas business would result in losing the efficiencies associated with sharing these employees. In order to meet the requirements associated with its electric and water businesses, Sierra Pacific would need to continue to employee many of the employees that were previously shared with the gas business. Costs which were previously allocated to the electric, gas and water lines of business before the spin-off NewGasCo, would be allocated to the electric and water businesses alone subsequent to NewGasCo's spin-off. The increased cost to Sierra Pacific's remaining electric business is the result of:

1. Increased labor costs resulting from the elimination of shared job functions in operations, corporate services, telephone center and corporate governance.

2. Increased outside service costs resulting from the elimination of the allocation of costs associated with services such as benefits planning and audit.

3. Increased building and facilities costs, as sharing of facilities with the gas business would be eliminated.

4. Increased vehicles and equipment cost resulting from additional vehicle purchases required for meter readers and field service representative supporting the electric business.

5. Increased information systems costs, as sharing of IT with the gas business would be eliminated.

6. Increased telecommunications costs, notably with regard to the elimination of joint usage of radio dispatch.

7. Increased depreciation costs reflecting the transfer of previously common assets to the electric business.

8. Increased postage costs since the electric business would be required to mail individual bills to its customers.

The total increased cost to Sierra Pacific's remaining electric customers is shown in Table V-1.

                                    Table V-1
                    ANNUAL COST INCREASES TO ELECTRIC COMPANY

     Labor Costs                                               $       1,996,083

     Board of Directors                                        $          34,413

     Outside Services                                          $         221,084

     Building and Facilities Costs                             $         458,089

     Vehicles & Equipment                                      $          63,370

     Information Systems                                       $         265,013

     Telecommunications                                        $         148,923

     Depreciation                                              $         242,903

     Postage                                                   $         132,049

     Capital Cost                                              $         352,074

     Uncollectibles                                            $               -

     Transition Costs                                          $               -

     Total Annual Separation Costs                             $       3,914,001


Sierra Pacific's remaining electric business would also experience an increase in income taxes of $132,000. Including the income tax impact, the total lost economies for Sierra Pacific's remaining electric business would be $4.0 million.